UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 1 June 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 29 May 2020 ("the Award Date"), Award effective 1 March 2020, Conditional Matching Shares to directors of major subsidiaries of Gold Fields in accordance with the introduction of the Company's Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a holding period of 6 years based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package

Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for the holding period and held in Escrow.

Details of the transactions are set out below:

	M Preece
Nature of transaction	Off market acceptance of the shares
Transaction Date	29 May 2020
Number of Shares	27,442
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R 2,874,737
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
	NA Chohan
Nature of transaction	Off market acceptance of the shares
Transaction Date	29 May 2020
Number of Shares	2,878
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R301,490
Vesting Period	The shares will be held for the holding period of 6 years

Nature of interest	Direct and Beneficial
TL Harmse	
Nature of transaction	Off market acceptance of the shares
Transaction Date	29 May 2020
Number of Shares	13,333
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R1,396,723
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
BJ Mattison	
Nature of transaction	Off market acceptance of the shares
Transaction Date	31 May 2020
Number of Shares	6,666
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R698,309
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
A Nagaser	
Nature of transaction	Off market acceptance of the shares
Transaction Date	31 May 2020
Number of Shares	3,200
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R335,222
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
R Butcher	
Nature of transaction	Off market acceptance of the shares
Transaction Date	31 May 2020
Number of Shares	12,675
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R1,327,793
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
R Bardien	
Nature of transaction	Off market acceptance of the shares
Transaction Date	29 May 2020
Number of Shares	4,844
Class of Security	Ordinary Shares
Market Price per Share	R104.7568
Total Value	R507,442
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

1 June 2020
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 1 June 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer